Exhibit 99.3

PHOENIX NEW MEDIA LIMITED

Sinolight Plaza, Floor 16

No. 4 Qiyang Road

Wangjing, Chaoyang District

Beijing 100102

People’s Republic of China

PROXY STATEMENT

General

The board of directors of Phoenix New Media Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on October 18, 2016 at 10:00 a.m. Hong Kong time (the “AGM”). The AGM will be held at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong.

This Proxy Statement can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.ifeng.com from September 6, 2016, and the Proxy Form will first be mailed to holders of ordinary shares of the Company on or about September 9, 2016.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on September 6, 2016 (the “Record Date”) are entitled to vote at the AGM. Our class A ordinary shares, par value US$0.01 per share (“Class A Ordinary Shares”), that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of September 6, 2016, 573,660,626 of ordinary shares of the Company, par value US$0.01 per share (the “Ordinary Shares”), were outstanding, including 317,325,360 Class B Ordinary Shares and 256,335,266 Class A Ordinary Shares. As of September 6, 2016, approximately 248,711,088 Class A Ordinary Shares were represented by ADSs held by JPMorgan Chase Bank, N.A. Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the AGM will constitute a quorum for all purposes.

Voting and Solicitation

Each of the Class A Ordinary Shares in issue on the Record Date is entitled to one vote, and each of the Class B Ordinary Shares in issue on the Record Date is entitled to 1.3 votes. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the AGM, or (ii) any one shareholder present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the AGM.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof. Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to mail to all owners of ADSs  this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares underlying the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Class A Ordinary Shares at the AGM.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If no ADR Voting Instruction Card is received by JPMorgan Chase Bank, N.A. from a holder of ADSs by 12:00 p.m. (New York City time), October 12, 2016, such holder shall be deemed, and JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to the chairman of the AGM to vote the Class A Ordinary Shares represented by your ADSs in favor of each proposal recommended by the Company’s board of directors and against each proposal opposed by the Company’s board of directors, unless the Company has informed JPMorgan Chase Bank, N.A. that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

The board of directors proposes to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015.

PROPOSAL 2:

APPROVAL OF THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee proposes to approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2016.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AS THE INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016.

PROPOSAL 3:

AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR

The board of directors proposes to authorize the board of directors to fix the remuneration of the Independent Auditor.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR.

PROPOSAL 4:

RE-ELECTION OF MR. DAGUANG HE AS DIRECTOR OF THE COMPANY

Pursuant to article 87(1) of the Company’s Articles of Association, at each annual general meeting one-third of the directors of the Company for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation, provided that the chairman of our board of directors and/or the managing director shall not, while they hold such office, be subject to retirement by rotation or be taken into account in determining the number of directors of the Company to retire in each year. In addition to any director who wishes to retire, if any, the director(s) to retire shall be those who have been longest in office since their last re-election or appointment and such director(s) shall be eligible for re-election.

As of the date of the AGM, the Company has seven directors, including a chairman and two managing directors. Mr. Daguang He, being the director who has been longest in office since his last re-election, will retire at the AGM and offers himself for re-election.

The board proposes to re-elect Mr. Daguang He as director of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF MR. DAGUANG HE AS DIRECTOR OF THE COMPANY.

PROPOSAL 5:

APPROVAL OF 2016 REFRESHMENT OF THE COMPANY’S SHARE OPTION SCHEME

In order to incentivize and retain existing employees and attract new employees, the members of the Compensation Committee of the Company and the board of directors have approved, subject to approvals of the shareholders of each of the Company and the Company’s parent company, Phoenix Satellite Television Holdings Limited (“Phoenix TV”), an increase of the number of share options available to be granted to the eligible participants by a 10% refreshment (the “2016 Refreshment”) of the limit provided in the share option scheme of the Company (the “2008 Share Option Plan”), representing share options carrying rights to subscribe for such number of Class A Ordinary Shares that equals to 10% of the Class A Ordinary Shares in issue as of the date of the approval from the shareholders of Phoenix TV. The Company has 256,335,266 Class A ordinary shares in issue as of the date here.  Assuming there is no change to the Company’s Class A ordinary shares in issue as of the date of the approval from the shareholders of Phoenix TV, the Company will be authorized to issue additional share options that carry rights to subscribe for 25,633,526 Class A Ordinary Shares under the 2008 Share Option Plan if the 2016 Refreshment is approved.

The approvals of the shareholders of each of the Company and Phoenix TV are needed for the 2016 Refreshment pursuant to Section 4.1(b) of the 2008 Share Option Plan, which provides that the Company may seek approval from the shareholders and the shareholders of Phoenix TV in general meetings if the refreshment does not exceed 10% of the Class A Ordinary Shares in issue as of the date of the approval from the shareholders of Phoenix TV.

Approval of the 2016 Refreshment by the shareholders of the Company would be subject to the approval of the shareholders of Phoenix TV.

The board of directors proposes to approve the 2016 Refreshment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE 2016 REFRESHMENT.

PROPOSAL 6:

APPROVAL OF THE OPTION EXCHANGE PROGRAM

Share options have been, and continue to be, an important part of the Company’s incentive compensation and retention programs. Share options are designed to motivate and reward the efforts of the Company’s directors, employees and consultants by providing incentives for them to grow long-term shareholder value, and encourage their long-term service. In order to incentivize and retain existing directors, officers and employees, the members of the Compensation Committee of the Company and the board of directors have approved, subject to the approvals of the shareholders of the Company and Phoenix TV, that the Company shall make a one-time offer (the “Exchange Offer”) to exchange outstanding options to purchase Class A Ordinary Shares granted under the 2008 Share Option Plan prior to commencement of the Exchange Offer that have an exercise price per Class A Ordinary Share of greater than the Exercise Price defined below (“Eligible Options”) based upon certain major terms and conditions outlined below (the “Option Exchange Program”). The Company intends to make this Exchange Offer to incentivize our directors, employees and consultants and to align their interests with the Company’s shareholders’ interests.

•                  Each Eligible Option would be exchanged, on a one-for-one basis, for the grant of a new option to purchase the same number of Class A Ordinary Shares under the 2008 Share Option Plan (“New Options”).

•                  Each New Option would be issued under the 2008 Share Option Plan and would have an exercise price (the “Exercise Price”) to be determined by the board of directors of the Company based on the average daily closing prices of the ADSs as quoted on the New York Stock Exchange for the 120 trading days preceding September 19, 2016.

•                  Each New Option would have a term that is equal to the remaining term of the Eligible Option.

•                  Each New Option would also have a new vesting schedule determined on a grant-by-grant basis and would be based on the vesting schedule of the Eligible Options that the New Options replace. The new vesting schedule would be determined by adding 12 months to each vesting date under the Eligible Option’s current vesting schedule (both as to vesting dates that have already occurred and to future vesting dates). In addition, New Options would vest no sooner than six months after the expiration date of the Exchange Offer. Vesting would be conditioned upon continued employment with or service for the Company through each applicable vesting date.

The Company has issued share options under the 2008 Share Option Plan as a means of promoting the long-term success of the Company’s business because it believes that sharing ownership with its directors, employees and consultants aligns their interest with the Company’s interests and the interests of its shareholders and encourages its directors, employees and consultants to devote the best of their abilities to the Company. However, the board of directors has observed that many of the Company’s directors, employees and consultants have outstanding options with exercise prices that are higher than the per Ordinary Share price of Ordinary Shares based on the current market price of the ADSs. These options are commonly referred to as being “underwater.” As a result, these options have little value as either an incentive or retention tool. This Option Exchange Program is intended to address this situation by providing the Company’s directors, employees and consultants with an opportunity to exchange Eligible Options for New Options. By making the Offer, the Company would intend to provide its directors, employees and consultants with the opportunity to hold options that over time may have a greater potential to increase in value, thereby creating better incentives for directors, employees and consultants to remain at the Company and contribute to achieving the Company’s business objectives.

Participants in the Option Exchange Program would receive New Options under the 2008 Share Option Plan for Eligible Options surrendered for cancellation and exchanged pursuant to the Exchange Offer. Participants would be required to accept or reject the Exchange Offer as to all of their Eligible Options and would not be permitted to tender or exchange only a portion of their Eligible Options. Subject to the Company’s rights to extend, amend, withdraw and terminate the Exchange Offer, the Company would expect to accept and cancel all properly tendered Eligible Options promptly following the expiration date of the Exchange Offer, and would subsequently confirm such acceptance along with the number of Class A Ordinary Shares underlying as well as the other terms of such New Options to be issued to each tendering participant.

The board of directors believes that the Exchange Offer will motivate the Company’s directors, employees and consultants to achieve future growth. By realigning the exercise prices of previously granted share options more closely with the price of the Ordinary Shares based on the current market price of the ADSs, the board of directors believes that these share options will again become important tools to help motivate and retain the Company’s existing directors, employees and consultants and continue to align their interests with those of the Company’s shareholders.

Neither issuance of the New Options nor issuance of any Class A Ordinary Shares upon exercise of any of the New Options will reduce the number of share options available to be granted to eligible participants pursuant to the Proposed 2016 Refreshment.

The Company expects to incur incremental share-based compensation expense as a result of the Option Exchange Program if it is approved. The incremental share-based compensation expense associated with an option exchange is measured as the excess of the fair value of the New Option over the fair value of the Eligible Option tendered for exchange. As the amount of such share-based compensation expense will depend on a number of factors, some of which cannot be predicted with any certainty, the Company cannot predict the exact amount of incremental share-based compensation expense that will result from the Option Exchange Program.

The approvals of the shareholders of each of the Company and Phoenix TV are needed for the Option Exchange Program pursuant to the 2008 Share Option Plan. Approval of the Option Exchange Program by the shareholders of the Company would be subject to the approval of the shareholders of Phoenix TV.

The board of directors proposes to approve the Option Exchange Program.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE OPTION EXCHANGE PROGRAM.

PROPOSAL 7:

AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Shuang Liu
Shuang Liu
Chief Executive Officer and Director
Dated:	September 6, 2016